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                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                                SCHEDULE 13G
          INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               -------------


                             (Amendment No. 1)*

                      The Estee Lauder Companies Inc.
 --------------------------------------------------------------------------
                              (Name of Issuer)

        Class A Common Stock,                      518439 10 4
      par value $.01 per share
 -----------------------------------   -----------------------------------
   (Title of class of securities)                 (CUSIP number)


                               -------------



 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        Continued on Following Pages
                             Page 1 of 7 Pages
                      Exhibit Index Appears on Page 7
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 CUSIP No.       518439 10 4            13G           Page 2 of 7


      1       NAME OF REPORTING        Aerin Lauder
              PERSONS:

              S.S. OR I.R.S.
              IDENTIFICATION NO. OF ABOVE
              PERSONS:

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A
              GROUP:*                                             (a) [_]
                                                                  (b) [x]

      3       SEC USE ONLY

      4       CITIZENSHIP OR PLACE OF  United States of America
              ORGANIZATION:

    NUMBER OF     5  SOLE VOTING POWER:          --   ** SEE ITEM 4
     SHARES

  BENEFICIALLY    6  SHARED VOTING POWER:    261,131  ** SEE ITEM 4
    OWNED BY

      EACH        7  SOLE DISPOSITIVE            --   ** SEE ITEM 4
    REPORTING        POWER:

   PERSON WITH    8  SHARED DISPOSITIVE      261,131  ** SEE ITEM 4
                     POWER:

      9       AGGREGATE AMOUNT               261,131  ** SEE ITEM 4
              BENEFICIALLY OWNED BY EACH
              REPORTING PERSON:

      10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)          N/A
              EXCLUDES CERTAIN SHARES:*                             [_]


      11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW   0.4%
              (9):                                            ** SEE ITEM 4

      12      TYPE OF REPORTING        IN
              PERSON:

*  SEE INSTRUCTIONS BEFORE FILLING OUT!
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     ITEM 1.  IDENTITY OF ISSUER

            (a) The name of the issuer is The Estee Lauder Companies Inc. (the "Issuer").

            (b) The address of the Issuer's principal executive office is 767 Fifth Avenue, New York, New York 10153.

     ITEM 2.  IDENTITY OF PERSON FILING

            (a) - (c) This report is being filed by Aerin Lauder with a business address of 767 Fifth Avenue, New York, New York 10153 (the "Reporting Person"). The Reporting Person is a citizen of the United States of America.

            (d) - (e) This report covers the Issuer's Class A Common Stock, par value $.01 per share (the "Class A Common Stock"). The CUSIP number of the Class A Common Stock is 518439 10 4.

     ITEM 3.

            Not Applicable.

     ITEM 4. OWNERSHIP

            (a) At December 31, 1996, the Reporting Person was the beneficial owner of 261,131 shares of Class A Common Stock held indirectly as a director of The Lauder Foundation for which she disclaims beneficial ownership. Assuming requisite conditions are met and the shares of stock remain in trust, the Reporting Person will receive as distributions 6,606,610 shares of Class A Common Stock in the future as follows:
                      (i) pursuant to the terms of the Trust f/b/o Aerin Lauder u/a/d December 15, 1976 created by Estee Lauder and Joseph H. Lauder, as Grantors (the "Accumulation Trust"), the Reporting Person, as beneficiary of the Accumulation Trust, will receive the 2,160,217 shares of Class A Common Stock and the 2,145,237 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock") owned by the Accumulation Trust and (ii) pursuant to the terms of the Trust f/b/o Aerin Lauder u/a/d December 15, 1976 created by Ronald S. Lauder, as Grantor (the "Distribution Trust"), the Reporting Person, as beneficiary of the Distribution Trust, will receive the 1,157,703 shares of the Class A Common Stock and the 1,143,453 shares of the Class B Common Stock owned by the Distribution Trust. The 2,160,217 shares of Class A Common Stock owned by the Accumulation Trust and the 1,157,703 shares of Class A Common Stock owned by the Distribution Trust are presently loaned to Ronald S. Lauder pursuant to a demand loan.

            (b) The 261,131 shares of Class A Common Stock held indirectly as a director of The Lauder Foundation constitute 0.4% of the number of shares of Class A Common Stock outstanding. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who



                                Page 3 of 7 Pages


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                      is not a Permitted Transferee, as that term is
                      defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock to be beneficially owned by the Reporting Person, the Reporting Person will beneficially own 6,867,741 shares of Class A Common Stock which will constitute 10.8% of the number of shares of Class A Common Stock outstanding.

                      Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 3,579,051 shares of Class A Common Stock and the 3,288,690 shares of Class B Common Stock to be owned by the Reporting Person upon the complete distribution by the Accumulation Trust and the Distribution Trust in the future, will constitute 5.8% of the aggregate voting power of the Issuer.

            (c) The Reporting Person shares voting and dispositive power with respect to the 261,131 shares of Class A Common Stock held indirectly as a director of The Lauder Foundation. The Reporting Person presently has no voting or dispositive power with respect to the 3,317,920 shares of Class A Common Stock and the 3,288,690 shares of Class B Common Stock beneficially owned by the Accumulation Trust and the Distribution Trust that may be received by the Reporting Person in the future.

     ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Not Applicable.

     ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            The Lauder Foundation, of which the Reporting Person is a director, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 261,131 shares of Class A Common Stock owned by the Reporting Person. Richard D. Parsons, as the sole trustee of the Accumulation Trust and the Distribution Trust, and the Reporting Person, as a beneficiary of the Accumulation Trust and the Distribution Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 3,317,920 shares of Class A Common Stock and the 3,288,690 shares of Class B Common Stock to be received by the Reporting Person in the future.

     ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not Applicable.

     ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            The Reporting Person is a party to a Stockholders' Agreement (the "Stockholders' Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The


                                Page 4 of 7 Pages


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            stockholders who are parties to the Stockholders' Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer. The Stockholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders' Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

     ITEM 9. NOTICE OF DISSOLUTION OF GROUP

            Not Applicable.

     ITEM 10. CERTIFICATION

            Not Applicable.


                                Page 5 of 7 Pages


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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




     Date:  February 6, 1997                             /s/ Aerin Lauder
          ---------------------------------              ------------------
                                                         Aerin Lauder





                                Page 6 of 7 Pages



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                                  EXHIBIT INDEX
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     Exhibit A     --      List of Parties to the Stockholders' Agreement







                                Page 7 of 7 Pages




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